UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-49604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ManTech International Corporation Employee Stock Ownership Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ManTech International Corporation

12015 Lee Jackson Highway

Fairfax, VA 22033-3300

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

ManTech International Corporation Employee Stock Ownership Plan

Fairfax, Virginia

We have audited the accompanying statements of net assets available for benefits the ManTech International Corporation Employee Stock Ownership Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

July 6, 2006

MANTECH INTERNATIONAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	December 31, 2005	December 31, 2004
ASSETS:

Investment in the Company’s Class A Common Stock, at fair value:

Value of Common Stock on deposit with Fidelity	$14,146,067	$11,947,918

Contributions receivable:

Employer’s contribution of the Company’s Class A Common Stock	287,655

Net assets available for benefits	$14,433,722	$11,947,918

The accompanying notes are an integral part of these financial statements.

MANTECH INTERNATIONAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Year ended December 31, 2005	Year ended December 31, 2004
Additions to net assets:

Employer contributions	$1,878,461	$2,820,644
Net (depreciation) appreciation in fair value of investments	2,010,901	(623,558)

Total additions	3,889,362	2,197,086

Deductions from net assets:

Distributions	1,403,558	1,116,463

Net increase	2,485,804	1,080,623

Net assets available for benefits:

Beginning of period	11,947,918	10,867,295

End of period	$14,433,722	$11,947,918

The accompanying notes are an integral part of these financial statements.

MANTECH INTERNATIONAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004, AND FOR

THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE 1 - DESCRIPTION OF PLAN

The following description of the ManTech International Corporation Employee Stock Ownership Plan (commonly referred to herein as the “ESOP” or the “Plan”) provides only general information. Participants should refer to the Plan agreement for more detailed information.

General

The ESOP is a qualified retirement plan, established effective January 1, 1999, and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. All employees of ManTech International Corporation (“the Company”), and its subsidiaries, who are on the Company’s U.S. payroll are eligible to participate in the Plan, including regular full-time employees, and part-time employees scheduled to work 20 or more hours per week. Employees who are not eligible to participate in the Plan include: (i) leased employees; (ii) employees who are employed under the terms of contracts between the Company and the United States government, unless the contracts are designated by the Company as participating in the Plan; and (iii) employees who are employed by a subsidiary or related company that has not adopted the Plan.

Contributions and Eligibility

The ESOP is non-leveraged and will be funded entirely through Company contributions based on a percentage of eligible employee compensation, as defined in the Plan. Contributions can consist of the Company’s Class A Common Stock or cash. Prior to the Company’s initial public offering, February 2002, the common shares were valued at their estimated fair value determined by an annual independent appraisal. Eligible employees share in any Company contribution made for a plan year if they meet the following minimum requirements:

a)	The employee is credited with at least 975 hours of service during the plan year; and

b)	The employee is employed by the Company on the last day of the plan year.

Plan Administration

The Plan is administered by the Retirement Plan Committee which plans, administers, and negotiates rights and benefits for participants in the Plan. Fidelity Management Trust Company is the Plan’s Trustee for 2005 and 2004. The custodian of the Plan, responsible for administration, is Fidelity Investment Institutional Operations Company, Inc. since 2004.

All administrative expenses are paid directly by the Company.

Distributions

No distributions from the Plan will be made until a participant retires, becomes disabled, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company. After August 8, 2002, the distributions of the Participant’s vested balance in his or her account, and if its value does not exceed $5,000 shall be distributed in cash in the form of a single lump sum payment, as soon as practicable, but in no event later than the last day of the Plan Year following the Plan Year in which the Participant terminates employment.

Vesting

Participants vest in their ESOP account on a graduated scale based on years of continuous service. A participant is fully vested after five years of credited service.

Forfeitures

Plan participants who are not 100% vested at the time of employment termination will forfeit a pro-rata share of their ESOP account balance. Forfeitures are used to offset Company contributions. Forfeitures are fully recognized the moment in which the participant either receives a distribution of the vested portion of his or her account, or incurs a one-year break in service as an employee of the Company; whichever occurs first. At December 31, 2005 and December 31, 2004, forfeited nonvested accounts totaled $244,091 and $296,112 respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2005, employer contributions were reduced by $244,091 from forfeited nonvested accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. In January 2002, prior to the Company’s initial public offering, the Company reincorporated from New Jersey to Delaware, recapitalized and effected a 16.3062-for-one stock split. As of December 30, 2001, the common shares of the Company were valued at their estimated fair value determined by an annual independent appraisal. After the Company’s initial public offering in February 2002, the common shares are valued at fair value based on quoted market price. Unrealized appreciation or depreciation in the fair value of investments held at period-end is recorded in the statement of changes in net assets available for benefits for the respective period. The per share fair market value at December 31, 2005 was $27.86. The per share fair market value at December 31, 2004 was $23.74.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 8, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

Plan Termination

The Company expects to continue to sponsor the Plan indefinitely and to continue to make contributions. However, the Company has the right to terminate the Plan at any time upon written notice to the Committee and Fidelity. In the event of plan termination, participants are 100% vested in their accounts.

NOTE 3 - SHARE ALLOCATION

The Company’s 2005 contributions totaled 67,425 shares of common stock, net of forfeitures, representing $1,878,461. In February 2006, 105,830 shares of the Company’s common stock representing $2,948,407 in total contributions were allocated to all eligible participants. A total of 38,434 unallocated shares of common stock contributed during 2004 were included in the 2005 total contribution. These shares were valued at $27.86, their fair market value at December 31, 2005.

The Company’s 2004 contributions totaled 118,814 shares of common stock representing $2,820,644. In February 2005, 80,379 shares of the Company’s common stock representing $1,908,199 in total contributions were allocated to all eligible participants. A total of 38,434 shares of common stock representing $912,445 contributed during 2004 remained unallocated. These shares were valued at $23.74, their fair market value at December 31, 2004.

NOTE 4 – CHANGES

Assets Transferred to Fidelity

In September, 2004 the Plan’s assets were transferred from CIGNA/Prudential to the new custodian of the Plan, Fidelity Retirement and Investments.

NOTE 5 - RECONCILIATION TO FORM 5500

Pursuant to ERISA provisions, the following is a reconciliation of net assets available for benefits at December 31, 2005, and December 31, 2004, as reported in the Statement of Net Assets Available for Benefits, to net assets as reported on Form 5500 to be filed with the Department of Labor:

	As of December 31, 2005	As of December 31, 2004
Amount per Statement of Net Assets
Available for Benefits	$14,433,722	$11,947,918

Items reflected in Form 5500 not reflected in the Statement of Net Assets Available for Benefits:

Distributions Payable	(181,739)	(128,324)

Amount per Form 5500	$14,251,983	$11,819,594

Pursuant to ERISA provisions, the following is a reconciliation of net increase in assets for the years ended December 31, 2005, and 2004, as reported in the Statement of Changes in Net Assets Available for Benefits, to net income reported on Form 5500 to be filed with the Department of Labor:

	For the year ended December 31, 2005	For the year ended December 31, 2004
Net income per Statement of Changes in Net Assets	$2,485,804	$1,080,623

Less: Distributions Payable to withdrawing participants at period end	(181,739)	(128,324)

Add: Distributions Payable to withdrawing participants at beginning of period	128,324	860,548

Amount per Form 5500	$2,432,389	$1,812,847

MANTECH INTERNATIONAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Fair Value	Cost
ManTech International Corporation (1)	Class A Common Stock 518,081 shares	$14,433,722	$7,114,345

(1)	Noted as party-in-interest.

MANTECH INTERNATIONAL CORPORATION

FORM 5500, SCHEDULE H, LINE 4j - EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Assets	Purchase Price	Selling Price	Cost	Current Value of Assets at Transaction Date	Net Gain/(Loss)
ManTech International Corporation (1)	Contributions Class A Common Stock 67,425 Shares	$1,878,461		$1,878,461	$1,878,461	$—

ManTech International Corporation (1)	Distributions Class A Common Stock 52,627 Shares		$1,403,558	$1,215,399	$1,403,558	$188,159

(1)	Noted as party-in-interest.

These items above are being reported in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ManTech International Corporation
Employee Stock Ownership Plan

Date: July 11, 2006	/s/ Margarita Mentus
Margarita Mentus
Senior Vice President, Human Resources